UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

APPLIX, INC.

(Name of Issuer)

COMMON STOCK, $.0025 par value per share

(Title of Class of Securities)

03816105

(CUSIP Number)

W. John Jussup

Senior Vice President, Chief Legal Officer & Secretary

Cognos Incorporated

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, Ontario, Canada  K1G4K9

Copy to:

Kevin M. Barry, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, MA  02110

617-951-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cognos Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,184,079

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) CO

*                    An aggregate of 2,184,079 shares of Applix, Inc. (the “Issuer”) common stock are subject to Tender and Voting Agreements dated September 4, 2007 (the “Tender Agreements”) entered into between Cognos Incorporated (“Cognos”) and each of the stockholders of the Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  Cognos expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Tender Agreements, and this Schedule 13D shall not be construed as an admission that Cognos is the beneficial owner of any securities covered by this Schedule 13D.  Based on the number of shares of Issuer common stock outstanding as of August 31, 2007 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the Tender Agreements represents approximately 13.6% of the outstanding Issuer’s common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $00.25 per share (the “Common Stock”), of Applix, Inc. (the “Issuer”), a Massachusetts corporation.  The principal executive office of the Issuer is located at 289 Turnpike Road, Westborough, MA 01581.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Cognos Incorporated (“Cognos”), a company incorporated under the laws of Canada.  The registered office of Cognos is 3755 Riverside Drive, Ottawa, Ontario, Canada  K1G 4K9.  Cognos is a leading provider of business intelligence and performance management solutions.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cognos is set forth on Schedule A.

During the last five years, neither Cognos, nor, to its knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 4, 2007, the Issuer, Cognos and Dimension Acquisition Corp., a Massachusetts corporation and indirect, wholly-owned subsidiary of Cognos (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the consummation of the tender offer to acquire all of the outstanding shares of Issuer and satisfaction or waiver of the other conditions therein, Merger Sub will merge with and into Issuer (the “Merger”).

As an inducement to enter into the Merger Agreement, and in consideration thereof, each of the persons listed below (together, the “Stockholders”), on the one hand and solely in their capacity as a stockholder of the Issuer, and Cognos, on the other hand, entered into a Tender and Voting Agreement dated September 4, 2007 (collectively, the “Tender Agreements”) with respect to certain shares of Common Stock beneficially owned by them. No shares of Common Stock were purchased by Cognos pursuant to the Tender Agreements, and thus no funds were used for such purpose.

•      Peter Gyenes

•      Alain Hanover

•      Bradley D. Fire

•      Charles F. Kane

•      John D, Loewenberg

•      David L. Mahoney

•      Milton Alpern

•      Michael A. Morrison

•      Chanchal Samanta

Pursuant to the Tender Agreements, each Stockholder (i) has granted to the Board of Directors of Cognos an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially owned shares of Common Stock in favor of adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby, and (ii) agreed to tender and not withdraw its beneficially held shares of Common Stock pursuant to and in accordance with the terms of the tender offer made by Cognos in the Merger Agreement.

The proposed transaction is valued at approximately $339 million, or $306 million net of the Issuer’s cash on hand.  Merger Sub expects to fund the consideration payable pursuant to the Merger Agreement through Cognos’ internally available cash and cash generated from operations.

Shared voting power with respect to the Common Stock owned by the Stockholders was acquired through the execution of the Tender Agreements.  Cognos did not expend any funds in connection with its execution of the Tender Agreements.

Schedule B hereto contains, to Cognos’ knowledge, the names and number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Exchange Act) by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D and a copy of the Tender Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D is being filed in connection with the Tender Agreements between Cognos and each of the Stockholders in connection with the Merger and the related Merger Agreement.

In connection with the Merger, the Issuer has granted to Cognos an option (the “Top-Up Option”) to purchase that number of shares of Common Stock equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Merger Sub at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding, on a fully-diluted basis, at a price per share equal to the price per share paid in the tender offer, subject to certain exceptions more fully described in the Merger Agreement.

Upon the consummation of the Merger (i) Issuer will become an indirect, wholly-owned subsidiary of Cognos and (ii) each share of Common Stock then outstanding will be converted into the right to receive $17.87 per share, net to the holder thereof (the “Offer Price”), without interest, subject to certain exceptions more fully described in the Merger Agreement.  In addition, vested options to acquire shares of Common Stock outstanding upon consummation of the Merger will be cashed out to the extent the Offer Price exceeds the exercise price thereof, and unvested options to acquire shares of Common Stock outstanding immediately prior to consummation of the Merger will, upon consummation of the Merger, be assumed by Cognos and converted into options to acquire shares of Cognos common stock based on the formula set forth in the Merger Agreement.

Subject to compliance with applicable law, effective upon the initial acceptance for payment by Merger Sub of Common Stock pursuant to the tender offer, Cognos will be entitled to designate up to such number of directors on the board of directors of Issuer equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Issuer’s board (giving effect to any increase as a result of this right) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by Cognos and Merger Sub and the denominator of which is the total number of the then outstanding shares of Common Stock.

In addition, from and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Tom Manley, the sole director of Merger Sub, will serve as the sole director of the Issuer until his successor is duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Merger Sub will be the officers of Issuer until their respective successors are duly elected or appointed and qualified in accordance with applicable law, and (iii) the articles of organization and by-laws of the Issuer in effect immediately prior to the effective time of the Merger will be the articles of organization and by-laws of the Issuer until thereafter amended in accordance with applicable law.

Following the Merger, the shares of Common Stock will no longer be traded on the Nasdaq Stock Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.

Except as set forth herein and in connection with the Merger, Cognos does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned in connection with the Tender Agreements, Cognos has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own (with the sole right to vote and dispose of) any shares of Common Stock.

As a result of the Tender Agreements, Cognos may be deemed to have the power to vote up to 2,184,079 shares of Common Stock in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Cognos may be deemed to be the beneficial owner of an aggregate of 2,184,079 shares of Common Stock, constituting approximately 13.6% of the issued and outstanding shares of Common Stock as of August 31, 2007, as represented by Issuer in the Merger Agreement.

Cognos (i) is not entitled to any rights as a stockholder of Issuer as to the Common Stock covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements, and (ii) disclaims any beneficial ownership of such shares.

Except as set forth in this Item 5(a) and (b), none of Cognos nor, to its knowledge, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.

(c)           Except for the agreements described above, to Cognos’ knowledge, no transaction in the class of securities reported has been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).

(d)           To Cognos’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of Cognos, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Agreement and Plan of Merger by and among Cognos Incorporated, Applix, Inc. and Dimension Acquisition Corp., dated September 4, 2007.
	Exhibit 2	Form of Tender and Voting Agreement between Cognos Incorporated and each of the Stockholders party thereto, dated September 4, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COGNOS INCORPORATED

By:	/s/ Tom Manley
Name:	Tom Manley
Title:	CFO
Date:	September 14, 2007

SCHEDULE A

Directors and Executive Officers of Cognos Incorporated

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Cognos Incorporated are set forth below.  If no business address is given, the director’s or executive officer’s business address is 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada  K1G 4K9.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cognos Incorporated.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Directors
Renato Zambonini	Board Chair	Canada + U.K.
Robert G. Ashe	President and Chief Executive Officer	Canada
John E. Caldwell	President and Chief Executive Officer, SMTC Corporation	Canada
Paul D. Damp	Managing Partner, Kestrel Capital Partners	Canada
Pierre Y. Ducros	President, P. Ducros & Associates Inc.	Canada
David Galloway	Chair of the Board of Directors, Bank of Montreal	Canada
Robert W. Korthals	Private Investor	Canada
Janet R. Perna	Director	U.S.A.
John Rando	Chairman, Storability Software, Inc. and Chairman, @State, Inc.	U.S.A.
Bill Russell	Director	U.K.
James M. Tory	Lead Director, Cognos Incorporated, and Chair Emeritus and Corporate Counsel, Torys LLP	Canada

Executive Officers (who are not directors)
Philippe Duranton	Senior Vice President, Human Resources	France
Peter Griffiths	Senior Vice President, Products	U.K.
W. John Jussup	Senior Vice President, Chief Legal Officer and Corporate Secretary	Canada
David Laverty	Senior Vice President, Global Marketing and Chief Marketing Officer	U.S.A.
Tom Manley	Senior Vice President, Finance and Administration and Chief Financial Officer	Canada
Les Rechan	Chief Operating Officer	Canada

SCHEDULE B

Shares of Common Stock of Applix, Inc. Beneficially Owned by the Stockholders

Stockholder	Shares Owned		Shares issuable upon exercise of outstanding options, warrants or other rights
Peter Gyenes	30,018		70,000
Alain Hanover	24,638		30,000
Bradley D. Fire	1,869,464		50,000
Charles F. Kane	12,894	*	76,000
John D. Loewenberg	43,189	**	76,000
David L. Mahoney	73,300		1,036,000
Milton Alpern	0		349,375
Michael A. Morrison	130,576		290,000
Chanchal Samanta	0		205,000

  *Such shares are held jointly with Mr. Kane’s spouse.

**Such shares are owned by Linda P. Loewenberg, Mr. Loewenberg’s spouse.